Exhibit 10.7

CONFIDENTIAL

EXECUTIVE RETIREMENT, TRANSITION AND RELEASE AGREEMENT

This is an Executive Retirement, Transition and Release Agreement (“Agreement”), entered into between Macatawa Bank and Macatawa Bank Corporation (“Macatawa” or “Bank”), and Ronald L. Haan (“Executive”).

1.

Background and Purpose. Executive is currently employed as Macatawa’s President and Chief Executive Officer. Executive has decided to retire from the Bank and the parties would like to work together to ensure a smooth and productive transition. Accordingly, the parties have created this Agreement to provide benefits to both parties and work amicably through the transition.

2.	Separation. Executive’s employment with Macatawa will end on November 1, 2023 (“Separation Date”).

3.

Consulting Title and Duties. From the Separation Date through November 1, 2024 (the “Transition Period”), Executive will serve as a consultant to the Bank with an office in Grand Rapids, Michigan. Executive will continue to serve on the Board of Directors of the Bank without additional remuneration through the end of his current term, which expires at the 2024 annual meeting of shareholders. Executive’s title will be Retired President and Senior Business Advisor. It is anticipated that Executive will periodically consult with senior leadership at the Bank and will attend specified events on the Bank’s behalf during the Transition Period. Executive will receive direction on his duties from Macatawa’s Chief Executive Officer or the Chairman of the Board. Macatawa shall reimburse Executive for his reasonable, ordinary and documented business expenses related to the performance of his duties.

4.

Transition Payment and Vesting of Restricted Stock. As consideration for the commitments and releases in this Agreement, Macatawa will pay Executive One Million One Hundred Thousand Dollars ($1,100,000.00) (the “Transition Payment”). The Transition Payment will be paid over a twelve (12) month period on regular bi-weekly payroll dates and will be less applicable deductions and tax withholdings. Pursuant to the terms of the Macatawa Bank Corporation Stock Incentive Plan of 2015, Macatawa agrees that all outstanding and unvested shares of restricted stock held by Executive shall become immediately and fully vested and non-forfeitable on the Separation Date.

5.

Other Benefits. All other benefits shall cease as of the Separation Date. Executive agrees that, other than the Transition Payment and vesting of restricted stock pursuant to Section 4 of this Agreement, he will not be entitled to any other payment or compensation (in cash, equity or otherwise and including any benefit payable under the CIC Agreement (defined below)) in connection with his employment with Macatawa.

6.

Release and Waiver. In consideration of the additional benefit payments and other benefits set forth in this Agreement, Executive releases, waives and forever discharges Macatawa, its affiliates and successors, past, present and future, and their owners, shareholders, officers, directors, agents, employees, insurers and benefit plans, both present and former, from all claims, demands, obligations, damages and liabilities of every kind and nature and from all actions and causes of action which Executive may now have or may have or maintain hereafter, whether in law or in equity, known or unknown, arising in any way on or before the date Executive signs this Agreement, including all claims arising out of Executive’s employment or separation from employment with Macatawa.

a.

Included Statutes. This Release and Waiver includes, but is not limited to, any and all claims, including claims for attorney fees, arising under the Civil Rights Act of 1964, the Employee Retirement Income Security Act of 1974, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, the Family and Medical Leave Act, the Uniformed Services Employment and Reemployment Rights Act, the Michigan Elliott-Larsen Civil Rights Act, the Michigan Persons with Disabilities Civil Rights Act, all as amended, and all other relevant local, state and federal statutes, rules and regulations.

b.

Included Claims. Except those benefits expressly set forth in this Agreement, this Release and Waiver also includes, but is not limited to, all claims for past or future wages, severance pay, bonuses, incentive pay, commissions, vacation pay, sick pay, paid time off, medical benefits, life or disability insurance, equity awards and other benefits and all claims for violation of any express or implied agreement, written or verbal, that occurred before the execution of this Agreement, or for any violation of any common law duty or statute, including all claims for attorney fees.

c.

Excluded Claims. Executive is not waiving and releasing: Executive’s right to the payments called for under this Agreement; Executive’s right to any vested qualified retirement plan attributable to Executive’s service up to the Separation Date; Executive’s rights under any currently existing and applicable Restricted Stock Agreement; Executive’s right to continue (at Executive’s expense) COBRA continuation coverage; or any claim that cannot be waived by applicable law.

7.

Full Review and Knowing and Voluntary Agreement. Executive agrees that he has been given the opportunity to fully review this Agreement, has thoroughly reviewed it, fully understands its terms, and knowingly and voluntarily agrees to all of its provisions including, but not limited to, the release and other provisions listed above. Executive acknowledges that Macatawa provided Executive with up to twenty-one (21) days to deliberate whether to sign this Agreement and that such period was a reasonable time for deliberation. Executive acknowledges that Macatawa advised Executive to consult with an attorney regarding this Agreement, and that he has either consulted with an attorney regarding this Agreement or has intentionally chosen not to exercise his right to consult with an attorney regarding this Agreement. Executive further acknowledges that if this Agreement is executed prior to the expiration of the twenty-one (21) day deliberation period, such execution was knowing and voluntary and without coercion or duress by Macatawa. If Executive fails to sign and return this Agreement within the twenty-one (21) day deliberation period, this Agreement is withdrawn and is null and void.

8.

Revocation. Executive shall have the right to revoke this Agreement for a period of seven (7) days following the date of execution. Notice of revocation shall be in a signed writing and delivered to the Chairman of the Board before expiration of the revocation period. This Agreement shall not become effective or enforceable until this revocation period has expired.

9.

Non-Disparagement. Executive agrees not to make or publish in verbal, written or any other form (including social media or any other internet forum), any disparaging remarks or negative comments to any third party nor shall Executive knowingly encourage or assist any third party to make such disparaging remarks or negative comments regarding, concerning or alluding to in any manner, Macatawa, its affiliates and successors, past, present and future, and their owners, shareholders, officers, directors, agents and employees. However, this does not prevent Executive from making or publishing any truthful statement: in accordance with paragraph 10 below; when required by law, subpoena or court order; in the course of any legal, arbitral or regulatory proceeding between Executive and the Bank; to any governmental authority, regulatory agency or self-regulatory organization; or in connection with any investigation by the Bank.

10.

Reporting. Executive understands and acknowledges that nothing in this Agreement or in any other agreement or Bank policy prohibits or restricts Executive from reporting possible violations of federal, state, or local law or regulation to, or discussing any such possible violations with any governmental agency or entity or self-regulatory organization, including without limitation the Securities and Exchange Commission, FINRA, and the Occupational Safety and Health Administration, or from making any other disclosures that are protected by the whistleblower provisions of any federal, state, or local law or regulation.

11.

Continuing Obligations. Executive acknowledges and agrees that, in exchange for the consideration in this Agreement, he remains subject to compliance with the restrictive covenants under Sections 5, 6 and 7 of his Change in Control Agreement dated June 22, 2015 (“CIC Agreement”) and that these obligations will continue after Executive’s employment ends even though no benefit is payable to Executive under the CIC Agreement after Executive’s employment has ended. Executive acknowledges that these covenants are central to this Agreement and that a breach of such covenants would result in irreparable harm to the Bank. Executive accordingly recognizes and agrees that, in the event of any breach by Executive of said covenants, the Bank shall be entitled to: reimbursement of any payments made to or on behalf of Executive in accordance with this Agreement; cease any payments which would thereafter be due Executive in accordance with this Agreement; injunctive relief restraining Executive from further violations of this Agreement; money damages incurred as a result of such breach by Executive; and reimbursement of attorney fees and costs reasonably incurred by the Bank in securing Executive’s compliance with this Agreement. If Macatawa believes Executive is in breach of the restrictive covenants under Sections 5, 6 or 7 of the CIC Agreement, Macatawa shall provide written notice to Executive of such alleged breach with a description of the alleged breach. Following such notice, Executive shall have five days to cure any such alleged breach before any enforcement action by Macatawa.

12.

Binding Effect. This Agreement shall be binding on and inure to the benefit of Executive, his spouse, heirs, administrators and assigns. This Agreement and its releases apply not only to the Bank, but to all divisions, affiliated entities, and purchasers of substantially all of the stock or assets of the Bank, and to the predecessors, assigns, agents, officers, directors, shareholders, executives and other representatives of each.

13.	Separability. The invalidity of any paragraph or subparagraph of this Agreement shall not affect the validity of any other paragraph or subparagraph of this Agreement.

14.	Applicable Law and Arbitration. The validity, interpretation, and construction of this Agreement are to be governed by Michigan law, without regard to choice of law rules.

Macatawa and Executive agree that the sole and exclusive method for resolving any dispute between them arising out of or relating to this Agreement shall be arbitration under the procedures set forth in this Section; provided, however, that nothing in this Section prohibits a party from seeking preliminary or permanent judicial injunctive relief, or from seeking judicial enforcement of the arbitration award. The arbitrator shall be selected pursuant to the Rules for Commercial Arbitration of the American Arbitration Association. The arbitrator shall hold a hearing at which both parties may appear, with or without counsel, and present evidence and argument. Pre-hearing discovery shall be allowed in the discretion of and to the extent deemed appropriate by the arbitrator, and the arbitrator shall have subpoena power. The procedural rules for an arbitration hearing under this Section shall be the rules of the American Arbitration Association for Commercial Arbitration hearings and any rules as the arbitrator may determine. The hearing shall be completed within ninety (90) days after the arbitrator has been selected and the arbitrator shall issue a written decision within sixty (60) days after the close of the hearing. The hearing shall be held in Grand Rapids, Michigan. The award of the arbitrator shall be final and binding and may be enforced by and certified as a judgment of the Circuit Court for Kent County, Michigan or any other court of competent jurisdiction. One-half of the fees and expenses of the arbitrator shall be paid by Macatawa and one-half by Executive. The attorney fees and expenses incurred by the parties shall be paid by each party.

15.

Entire Agreement. Except as otherwise detailed above, this Agreement contains the entire understanding of the parties and supersedes all previous verbal and written agreements. There are no other agreements, representations or warranties not referenced or set forth in this Agreement.

16.

Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, (“Section 409A”) including the exceptions thereto, to the extent Section 409A applies, and shall be construed and administered accordingly. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service, as a short-term deferral, or as a settlement payment pursuant to a bona fide legal dispute shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, any installment payments provided under this Agreement shall each be treated as a separate payment. To the extent required under Section 409A, any payments to be made under this Agreement in connection with a termination of employment shall only be made if such termination constitutes a "separation from service" under Section 409A

IN WITNESS WHEREOF, the parties have signed this Agreement on the day and year set forth below.

Date:	RONALD L. HAAN

MACATAWA

By:

Its: